



SECURIT 07003214 SSION

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spyglass Trading, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road, Suite 440
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Greer (214) 692-3662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH D.C. 185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Greer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Spyglass Trading, L.P., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNE DEERING NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-13-2007

Signature

Secretary/Treasurer, Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPYGLASS TRADING, L.P.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control	11 – 12



201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
Spyglass Trading, L.P.

We have audited the accompanying statement of financial condition of Spyglass Trading, L.P. (the Partnership) as of December 31, 2006, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spyglass Trading, L.P. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2007

SPYGLASS TRADING, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash and cash equivalents	$2,818,924
Commissions receivable from clearing broker	136,035
Vanguard GNMA Fund, 61,171.248 shares (cost – $647,176)	624,558
Deposit with clearing broker	106,522
Property and equipment, net	60,875
Other assets	16,018
Due from affiliates	1,829
Total assets	$3,764,761
LIABILITIES	
Accounts payable and accrued expenses	$ 26,911
Commissions payable	49,326
Total liabilities	76,237
PARTNERS' CAPITAL	
General Partner	36,885
Limited Partners	3,651,639
Total partners' capital	3,688,524
Total liabilities and partners' capital	$3,764,761

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUE	
Commissions from clearing brokers	$3,935,238
Other commissions	223,006
Interest and dividends	123,271
Change in unrealized (loss) on investments	(5,054)
Other income	35,000
Total revenue	4,311,461
EXPENSES	
Commissions	425,349
Exchange fees	47,431
Payroll and related expenses	1,633,222
Operating expenses	120,743
Occupancy expenses	153,736
Professional fees	110,758
Depreciation expense	51,257
Travel and entertainment	13,372
Communications and data processing	59,461
Total expenses	2,615,329
NET INCOME	$1,696,132

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2006

	General Partner	Limited Partners	Total
Partners' capital December 31, 2005	$ 40,126	$ 3,972,468	$ 4,012,594
Net income	16,961	1,679,171	1,696,132
Distributions to partners	(20,202)	(2,000,000)	(2,020,202)
Partners' capital December 31, 2006	$ 36,885	$ 3,651,639	$ 3,688,524

See accompanying notes.

SPYGLASS TRADING, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows provided by operating activities	
Net income	$ 1,696,132
Adjustments to reconcile net income to net cash provided by operating activities	
Change in unrealized (loss) on investments	5,054
Depreciation expense	51,257
Loss on disposal of property and equipment	71
Decrease in commissions receivable from clearing broker	102,379
Increase in deposit with clearing broker	(3,987)
Decrease in other assets	35,348
Increase in due from affiliates	(1,775)
Increase in accounts payable and accrued expenses	7,518
Decrease in commissions payable	(16,275)
Net cash provided by operating activities	1,875,722
Cash flows used in investing activities	
Purchases of property and equipment	(13,138)
Purchases of investments	(31,556)
Net cash used in investing activities	(44,694)
Cash flows used in financing activities	
Distributions to partners	(2,020,202)
Net decrease in cash and cash equivalents	(189,174)
Cash and cash equivalents	
Beginning of year	3,008,098
End of year	$ 2,818,924

See accompanying notes.

SPYGLASS TRADING, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1. THE PARTNERSHIP

Spyglass Trading, L.P. (the "Partnership") was organized on January 29, 1997 under the laws of the state of Texas. The General Partner of the Partnership is Rainbow Trading Corporation, which conducts and manages the business of the Partnership. The Partnership is a broker and dealer in securities registered with and regulated by the United States (U.S.) Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers, Inc. (NASD). The Partnership does not hold funds or securities for customers and does not carry accounts of or for customers, but simply places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Partnership operates under the (k)(2)(ii) exempt provisions of rule 15c3-3 of the SEC. The Partnership earns other commissions on a percentage of sales compensation received from an unaffiliated broker dealer to whom the Partnership refers investors.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Partnership's financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management. Commission revenue from the clearing brokers and commission expense are recognized on a trade date basis. Other commissions are recognized on the accrual basis. The Vanguard GNMA Fund investment is stated at market value at the date of the statement of financial condition. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

B. Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and brokers and investments in money market mutual funds.

C. Income Taxes

The Partnership is not a taxpaying entity for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. The Partnership prepares calendar year information tax returns and reports to the partners their allocable shares of the Partnership's income and expenses.

D. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided for over the estimated useful lives of the assets using the straight-line method with lives that range from 3 to 5 years.

E. Partners' Capital Allocations

The income and expenses of the Partnership are allocated to the partners in proportion to their respective ownership percentages.

Note 3. DEPOSIT WITH CLEARING BROKER

The Partnership entered into an agreement with a clearing broker which requires a minimum restricted cash deposit of $100,000. Due to the restricted nature of the cash deposit, it is not considered a cash equivalent for financial statement purposes.

Note 4. PROPERTY AND EQUIPMENT

At December 31, 2006, the Partnership's property and equipment consisted of:

Furniture and equipment	$ 224,926
Leasehold improvements	67,191
	292,117
Accumulated depreciation	(231,242)
Property and equipment, net	$ 60,875

Note 5. LEASE OBLIGATION

The Partnership leases office facilities in Dallas, Texas, under a noncancelable operating lease which was renewed in January 2007 and expires in March 2012. The future minimum lease payments under this operating lease are as follows:

2007	$ 113,754
2008	139,695
2009	142,246
2010	144,798
2011	147,349
Thereafter	36,997
	$ 724,839

Rent expense under this office lease aggregated $125,024 for the year ended December 31, 2006.

Note 6. RELATED PARTY TRANSACTIONS

The Partnership has made advances to affiliates aggregating $1,829 at December 31, 2006.

A significant portion of the Partnership's revenue comes from trading for limited partnerships and other customers affiliated with the General Partner.

Note 7. CREDIT RISK

The Partnership has assets on deposit with various financial institutions. In the event of a financial institution's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 8. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2006, the Partnership has net capital of $666,795, which is $566,795 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is .11 to 1.

Additionally, the Partnership's clearing broker requires that the Partnership maintain minimum net capital of at least $250,000. At December 31, 2006, the Partnership has net capital of $666,795, which is $416,795 in excess of its required net capital.

Note 9. INDEMNIFICATIONS

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 10. SUBSEQUENT EVENT

On January 10, 2007, the Partnership notified the SEC and NASD of its intent to distribute $2,020,202 on January 15, 2007 to the partners. Such distribution was made to the partners in proportion to their respective ownership percentage.

SUPPLEMENTARY INFORMATION

SPYGLASS TRADING, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Total partners' capital	$ 3,688,524
Deduct items not allowable for net capital purposes	
Non-allowable assets	(2,978,010)
Charges for securities owned, pursuant to SEC rule 15c3-1	(43,719)
Net capital	$ 666,795
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 5,082
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$ 666,795
Minimum net capital requirement	100,000
Excess net capital	$ 566,795
Total aggregate indebtedness (total liabilities)	$ 76,237
Percentage of aggregate indebtedness to net capital	11%
Reconciliation with Partnership's computation:	
Net capital as reported by the Company in Part II A of Form X-17a-5 as of December 31, 2006 (unaudited)	$ 773,317
Items not allowable for net capital	(106,522)
Net capital shown above	$ 666,795

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2006 is as follows:

Total liabilities	$ 76,237
Less indebtedness adequately collateralized by cash	0
Aggregate indebtedness	$ 76,237

SPYGLASS TRADING, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

The Partnership does not file information in accordance with rule 15c3-3, as it is a broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, Spyglass Trading, L.P. claims the (k)(2)(ii) exemption in relation to rule 15c3-3.

SPYGLASS TRADING, L.P.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL


ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
Spyglass Trading, L.P.

In planning and performing our audit of the financial statements and supplementary information of Spyglass Trading, L.P. (the Partnership), for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control nor for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control, that we consider to be material weaknesses as defined above.

However, we noted that in making the periodic computations of net capital under rule 15c3-1 during the year ended December 31, 2006, management of the Partnership included a non-allowable asset as allowable. This overstatement of allowable assets did not affect the Partnership's ability to meet its net capital requirements. We have been informed by management that they will no longer include such asset as allowable in the periodic computation of net capital.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 27, 2007

END